ATTORNEYS AT LAW	Broomfield, CO 720 566-4000

101 California Street	Palo Alto, CA
5th Floor	650 843-5000
San Francisco, CA
94111-5800	Reston, VA
Main 415 693-2000	703 456-8000
Fax 415 693-2222
San Diego, CA
www.cooley.com	858 550-6000

CHRYSTAL N. JENSEN	Washington, DC 202 842-7800
(415) 693-2235
cjensen@cooley.com
December 16, 2005
Via EDGAR and Federal Express
John Reynolds
Thomas Kluck
Mike Karney
Babette Cooper
Terence O’Brien
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re:	Acquicor Technology Inc. Registration Statement on Form S-1 Amendment No. 1 filed October 19, 2005 File No. 333-128058
Ladies and Gentlemen:
On behalf of our client, Acquicor Technology Inc. (“Acquicor” or the “Company”), we are electronically transmitting for filing under the Securities Act of 1933, as amended (the “Act”), one copy of Acquicor’s Amendment No. 2 to its Registration Statement on Form S-1 (File No. 333-128058), and are providing to you in hard copy form a copy of such amendment marked to show changes from Amendment No. 1 to the Registration Statement, filed with the Securities and Exchange Commission (the “Commission”) on October 19, 2005 (as amended, the “Registration Statement”).
Amendment No. 2 is being filed in response to your letter dated November 21, 2005, setting forth the comments of the Commission’s Staff (the “Staff”) regarding the Registration Statement (the “Comment Letter”). This letter, which has also been filed electronically with the Commission, contains the Company’s supplemental responses to the Staff’s comments. The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter. Page references in the text of this response letter correspond to the page numbers of Amendment No. 2.
General
     1. Comment: We note your response to our previous comment five and we reissue in part our previous comment. We note the company’s intention to retain its existing

December 16, 2005
Page Two
management after the consummation of a business combination. Please detail how the company could accomplish this, referencing the necessary transaction structure, valuation determinations, exchange ratios, and other contingencies which must be addressed and structured so as to ensure that the company’s management would be able to maintain its position with the company post-business combination.
     Response: In response to the Staff’s comment, we have added the requested disclosure on pages 14 and 40.
Prospectus Summary, page 1
     2. Comment: We note your response to our previous comment 12 and we reissue the comment. Please disclose in the summary whether the company will only consider entering into a business combination with U.S. companies.
     Response: In response to the Staff’s comment, we have added the requested disclosure on the cover of the prospectus, pages 1, 9, 27, 33, 35 and F-7.
     3. Comment: We note your response to our previous comment 13 and we reissue in part our previous comment. We note that you make assertions regarding market conditions. Please summarize the reasonable support for the assertions in the prospectus. If a third party is the source of the information, please name the third party and the publication where the information can be found.
     Response: In response to the Staff’s comment, we have added the requested disclosure on pages 1 and 35. Additionally, we have enclosed for your reference the following articles supporting the assertions, highlighted for your convenience:
•	McWilliams, Gary (January 31, 2005). “Trends (a Special Report): Consumer Electronics — It All Connects — and Converges.” The Wall Street Journal, p. R3.

•	Grant, Peter and Almar Latour (November 21, 2005). “In a Risky Move, a New AT&T Bets on Internet Technology.” The Wall Street Journal, p. A1.
     4. Comment: We reissue in part our previous comment 15. Please discuss whether Wedbush Morgan Securities and ThinkEquity Partners have the right to consent before the company can exercise their redemption right and if so, discuss the conflicts of interest that result from such right.
     Response: In response to the Staff’s comment, we have added the requested disclosure on pages 3-4, 59 and F-9.

December 16, 2005
Page Three
     5. Comment: We note your disclosure on page 4 and elsewhere in the prospectus that Acquicor Management and the officers and directors have agreed to vote any shares acquired by them after this offering in favor of the proposed business combination. Please expand to disclose how any shares obtained in this offering will be voted by Acquicor Management and the officers and directors.
     Response: In response to the Staff’s comment, we have added the requested disclosure on pages 4, 8, 41, 53, 57 and F-7. We also supplementally note that Acquicor Management LLC and the Company’s officers and directors do not have any current intention of purchasing shares in the offering.
     6. Comment: The disclosure on page 7 indicates that Acquicor Management will not participate in the proceeds from the trust in the event of a liquidation. Please expand the disclosure to discuss whether the officers and directors will participate in the trust proceeds in the event of a liquidation.
     Response: In response to the Staff’s comment, we have revised the disclosure on page 8 and added disclosure on pages 6, 42 and 53 to clarify the rights of Acquicor Management LLC and the officers and directors in respect of liquidating distributions.
Use of Proceeds, page 26
     7. Comment: We note your response to our previous comment 27 and we reissue in part our previous comment. Please clearly indicate whether the proceeds held in trust could be used to pay finders fees or expenses that may be in addition to those paid from the net proceeds not held in trust. Please reconcile this disclosure with the disclosure in the MD&A section.
     Response: In response to the Staff’s comment, we have added disclosure on pages 27, 28 and 33.
Employees, page 41
     8. Comment: We note your response to our previous comment 35 and we reissue the comment. Please disclose the range of hours per week that management expects to spend on the affairs of the company. It appears that this information would be important to investors.
     Response: In response to the Staff’s comment, we have added disclosure on page 45.

December 16, 2005
Page Four
Financial Statements
     9. Comment: In response to our previous comment 44, you state there are no net settlement provisions for the underwriter purchase option. However, under “Purchase Option” on page 57, you state the purchase option will contain a cashless exercise feature. We reiterate our request for you to disclose the net settlement provisions in the notes to the financial statements.
        Response: In response to the Staff’s comment, we have corrected the disclosure on page 59 to eliminate reference to a cashless exercise feature.
* * * * *
In addition to the response to the SEC’s comments, we would like to bring the following developments, which occurred subsequent to the filing of the Company’s Registration Statement, to the Staff’s attention:
•	Purchase of Units by Acquicor Management LLC. Acquicor Management LLC has indicated that it intends to purchase from the Company an aggregate of 333,333 units in the offering for an aggregate price of $1,999,998, or $6.00 per unit, in connection with a directed unit purchase program being offered orally to it by the underwriters. Such offering would be made subject to the agreement by Acquicor Management LLC to agree to certain transfer restrictions with respect to such units, the details of which are described on page 56, to vote the shares included in such units in favor of a business combination (thus eliminating any conversion rights with respect to such shares) and to waive any rights to liquidating distributions from the trust account of the Company with respect to such shares.

The purchase of the 333,333 units by Acquicor Management LLC is to be made in lieu of the secondary market purchases of warrants contemplated in the Company’s prior filings and is intended to increase the amount of funds to be held in the trust account for the benefit of the public stockholders. In the event of liquidation prior to the Company’s initial business combination, the shares and warrants included in the units to be purchased by Acquicor Management LLC will be worthless.

The underwriters have agreed to forego the discount and commissions (including the non-accountable expense allowance) with respect to the units in the directed unit program.

•	Deferral of a Portion of the Underwriters’ fees. The underwriters have also agreed to defer $2,960,000 of their fees and commissions until the consummation of a business combination. Such amount will be placed in the trust account for the benefit of the public stockholders. Upon consummation of an initial business combination, the Company will pay the $2,960,000 to the underwriters out of the proceeds of this offering held in the trust account. The underwriters will not be entitled to any interest accrued on the deferred fees and commissions.
* * * * *
Please do not hesitate to contact me at (415) 693-2235 or Mischi a Marca at (415) 693-2148 if you have any questions or would like additional information regarding this response letter or the Registration Statement.
Sincerely,
/s/ Chrystal N. Jensen
Chrystal N. Jensen

cc:	Gilbert F. Amelio, Chairman and Chief Executive Officer, Acquicor Technology Inc.
Kenneth F. Guernsey, Esq., Cooley Godward LLP, counsel to issuer
Gian-Michele a Marca, Esq., Cooley Godward LLP, counsel to issuer
Floyd I. Wittlin, Esq., Bingham McCutchen LLP, counsel to the underwriters